SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SOUTHERN CALIFORNIA EDISON COMPANY

SCE TRUST V

(Name of Subject Company (Issuer))

SOUTHERN CALIFORNIA EDISON COMPANY

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

5.45% Fixed-to-Floating Rate Trust Preference Securities

(Title of Class of Securities)

78409W201

(CUSIP Number of Class of Securities)

Kathleen Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 (the “Amendment No. 1”), filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2025 (as amended, this “Schedule TO”) originally filed by Southern California Edison Company, a California corporation (the “Company”), with the SEC on November 20, 2025. The Schedule TO relates to the offer by the Company to purchase for cash any and all of the outstanding 5.45% Fixed-to-Floating Rate Trust Preference Securities (the “Trust Securities” and such offer, the “Offer”) issued by SCE Trust V, a Delaware statutory trust subsidiary of the Company, plus Accrued Distributions (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2025 (as amended by Amendment No. 1, and as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offer), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired on December 19, 2025 at 5:00 p.m., New York City time (the “Expiration Date”). Based on the count by the depositary for the Offer, as of the Expiration Date, $181,274,175 aggregate liquidation amount of the Trust Securities have been validly tendered and not validly withdrawn. The Company has accepted for purchase all such Trust Securities validly tendered and not validly withdrawn as of the Expiration Date.

All conditions to the Offer were deemed satisfied or waived by the Company by the Expiration Date.

The consideration for the Trust Securities tendered and accepted for purchase will equal $25 per $25 liquidation amount of Trust Securities pursuant to the Offer, plus Accrued Distributions (as defined in the Offer to Purchase). The Company expects that the settlement date for the Offer will be December 23, 2025. A copy of the press release announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

(a)(5)(B)	Expiration Press Release, dated December 19, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN CALIFORNIA EDISON COMPANY

By:	/s/ Brendan Bond
Name: Brendan Bond
Title: Vice President and Treasurer Date: December 19, 2025

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated November 20, 2025.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Summary Advertisement, dated November 20, 2025.

(a)(1)(D)**	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Launch Press Release, dated November 20, 2025.

(a)(5)(B)*	Expiration Press Release, dated December 19, 2025.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Southern California Edison Company, effective August 28, 2023 (File No. 1-2313, filed as Exhibit 3.1 to Southern California Edison Company’s Form 8-K dated September 19, 2023 and filed September 21, 2023).

(d)(2)	Bylaws of Southern California Edison Company, as amended effective, December 8, 2022 (File No. 1-2313, filed as Exhibit No. 3.2 to Southern California Edison Company’s Form 8-K dated December 8, 2022 and filed December 9, 2022).

(d)(3)	Certificate of Determination of Preferences of the Company’s Series K Preference Stock (File No. 1-2313, filed as Exhibit 4.1 to Southern California Edison Company’s Form 8-K dated March 1, 2016 and filed March 8, 2016).

(d)(4)	Amended and Restated Declaration of Trust of SCE Trust V (File No. 001-02313, filed as Exhibit 4.2 to Southern California Edison’s Form 8-K dated March 8, 2016 and filed March 8, 2016)

(d)(5)	Guarantee Agreement (File No. 001-02313, filed as Exhibit 4.3 to Southern California Edison’s Form 8-K dated March 8, 2016 and filed March 8, 2016)

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table.

*	Filed herewith
**	Filed previously